UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

14 June, 2012

Commission File Number: 000-54641

_____________________________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No   X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

14 June 2012

MTG acquires majority stake in leading production group Paprika Latino and rebrands Modern Studios

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that its Modern Studios content division has acquired a 53% stake in leading Central and Eastern European production group Paprika Latino for an undisclosed cash consideration. The Group also announced that the Modern Studios business segment has been rebranded into ‘MTG Studios’.

Paprika Latino was founded in 2004, and has offices in seven countries: Romania, Hungary, Slovakia, Serbia, Bulgaria, Slovenia and Costa Rica. Paprika’s track record includes the best-selling cooking format “Fish on the cake”, as well as producing popular shows like “X-Factor” and “The Voice”. Paprika Latino’s production capacities span a number of genres, and include reality TV, scripted fiction and game shows.

Paprika is currently developing a low cost production hub in Serbia and a production hub for adventure reality shows like ‘Survivor’ in Costa Rica. Paprika currently employs 60 key production people across its territories, and engages more than 150 freelancers on its various production projects.

Peter Marschall, founder and largest minority shareholder in Paprika, will remain CEO of Paprika, and will be appointed Vice President CEE MTG Studios. He will be reporting to Patrick Svensk, Chairman and CEO of MTG Studios and Executive Vice President of Content MTG.

MTG Studios consists of leading production group Strix and well renowned contract publisher Redaktörerna in Sweden, and the acquisition of Paprika is the first step in a broader strategic shift for the business. MTG Studios is focused on the expansion of its reach and footprint, and will aim to include companies and executives specializing in a wide range of genres, including reality TV, broad entertainment, factual entertainment and documentaries, scripted drama and comedy.

Hans-Holger Albrecht, President and CEO of MTG, commented: “The acquisition of the majority stake in Paprika Latino provides us with a significant boost to our content production and acquisition capabilities in Eastern Europe. It is also an important milestone in our broader content strategy, and we are focused on the expansion of MTG Studios’ reach and footprint across our territories. Content is at the very heart of what we do, and by strengthening our in house content production capacity we will be able to provide our viewers with an even wider range of exciting programmes and formats.”

***

For further information, please visit www.mtg.se or contact:

Hans-Holger Albrecht, Chief Executive Officer
Tel:                       +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications
Tel:                       +44 (0) 7768 440 414
Email:                   investor.relations@mtg.se / press@mtg.se

Modern Times Group is an international entertainment broadcasting Group with the largest geographical broadcast footprint in Europe. MTG's Viasat Broadcasting operates 29 free-TV channels in 11 countries and 38 pay-tv channels in 34 countries. The pay-tv channels are distributed on Viasat’s own satellite platforms in 9 countries, as well as on third party broadcast networks (including cable, satellite and IPTV) and over the open internet. MTG is also the largest shareholder in Russia’s leading independent television broadcaster (CTC Media – Nasdaq: CTCM).

Modern Times Group is a growth company and generated SEK 13.1 billion of sales and SEK 2.4 billion of operating income in 2010. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 14 June 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)
(Registrant)

Date: 14 June, 2012	By:	/s/ Matthew Hooper
Name: Matthew Hooper
Title: Head of Corporate Communications and Planning